Rentokil Initial

FILE NO: 82-3806

02 DEC 10 AM 10: 34

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

2 December 2002

Office of International Corp[redacted]
Securities and Exchange [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02060918

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

In accordance with my recent telephone conversation, I confirm that Rentokil Initial will submit a monthly return, only if there are matters requiring attention.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:00 12 Nov 2002
Number	6487D

RENTOKIL INITIAL plc

Rentokil Initial plc announces that, following its previously announced adoption of a policy imposing close periods in relation to the purchase of its own shares immediately preceding the issue of trading statements, it will now suspend purchasing its own shares until after its next trading statement is released on 3rd December 2002.

Since the announcement of its first half 2002 results on 29th August 2002, the company has made market purchases of 15.2 million shares costing some £32.3 million.

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 12 Nov 2002
Number	6410D

12 November 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 11 November 2002 for cancellation the following Ordinary shares of 1p each:

3,158,105 At 210.1324p per share

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 11 Nov 2002
Number	5825D

11 November 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 08 November 2002 for cancellation the following Ordinary shares of 1p each:

1,474,398 At 212.7561p per share

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 8 Nov 2002
Number	5244D

08 November 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 07 November 2002 for cancellation the following Ordinary shares of 1p each:

969,936 At 215.2563p per share

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 7 Nov 2002
Number	4584D

07 November 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 06 November 2002 for cancellation the following Ordinary shares of 1p each:

1,100,000	At 213.924p per share

END

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